Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Making Fun, Inc.
4096 PIEDMONT AVE STE 944
OAKLAND , CA 94611
https://www.makingfun.com/

Up to $318,578.26 in Preferred Stock at $0.91
Minimum Target Amount: $14,999.53

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Making Fun, Inc.
Address: 4096 PIEDMONT AVE STE 944, OAKLAND , CA 94611
State of Incorporation: DE
Date Incorporated: March 18, 2009

Terms:

Equity

Offering Minimum: $14,999.53 | 16,483 shares of Preferred Stock
Offering Maximum: $318,578.26 | 350,086 shares of Preferred Stock
Type of Security Offered: Preferred Stock
Purchase Price of Security Offered: $0.91
Minimum Investment Amount (per investor): $498.68

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

<u>Investment Incentives & Bonuses*</u>

<u>Time-Based Perks</u>

<u>Early Bird 1:</u> Invest $1,000+ within the first 2 weeks | 10% bonus shares

<u>Early Bird 2:</u> Invest $5,000+ within the first 2 weeks | 15% bonus shares

<u>Early Bird 3:</u> Invest $10,000+ within the first 2 weeks | 20% bonus shares

<u>Early Bird 4:</u> Invest $20,000+ within the first 2 weeks | 25% bonus shares

<u>Early Bird 5:</u> Invest $50,000+ within the first 2 weeks | 30% bonus shares

<u>Mid-Campaign Perks (Flash Perks)</u>

<u>Flash Perk 1:</u> Invest $5,000+ between day 25 - 30 and receive 10% bonus shares

<u>Flash Perk 2:</u> Invest $5,000+ between day 40 - 45 and receive 10% bonus shares

<u>Amount-Based Perks</u>

<u>Tier 1 Perk:</u> Invest $1,000+ and receive $100 worth of Gems in Eternium.

<u>Tier 2 Perk:</u> Invest $5,000+ and receive 5% bonus shares + an investor badge on the Forums + access to a special channel for investors to interact with Making Fun management on the Eternium Discord server + lower tier game perks.

<u>Tier 3 Perk:</u> Invest $10,000+ and receive 10% bonus shares + an investors welcome gift package in Astera and/or Cosmic Prime + lower tier game perks.

<u>Tier 4 Perk:</u> Invest $20,000+ and receive 15% bonus shares + a cosmetic item unique for major investors in Astera or Cosmic Prime + lower tier game perks.

<u>Tier 5 Perk:</u> Invest $50,000+ and receive 20% bonus shares + help us plan a new questline for Eternium, Astera or Cosmic Prime + lower tier game perks.

* In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

<u>The 10% StartEngine Venture Club Bonus</u>

Making Fun will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Preferred Stock at $0.91 / share, you will receive 110 shares of Preferred Stock, meaning you'll own 110 shares for $91. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and Loyalty Perk in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Making Fun, Inc. ("Making Fun" or the "Company"), a Delaware corporation, is a leading mobile and PC game development studio known for creating immersive and engaging gaming experiences.

Founded by industry veterans, the Company has a strong track record of successful game launches, including the highly acclaimed mobile action RPG, Eternium. With over 41 million downloads and $22+ million in lifetime revenue, Eternium has set a high standard for the company's future projects.

Making Fun, Inc. continues to expand its portfolio with new titles built on modern game engines, aiming to deliver even more captivating and innovative gameplay experiences to players worldwide.

Making Fun, Inc. was initially organized as Making Fun LLC, a California limited liability company on March 18, 2009, and converted to a Delaware corporation on December 18, 2009.

Competitors and Industry

Industry

The global video game market is thriving, with a projected value of $221 billion in 2023, expected to grow at a 6.52% compound annual growth rate (CAGR) to reach $285 billion by 2027. The industry has seen significant financial successes, with numerous mobile titles earning over $1 billion in the past decade and blockbuster games like Fortnite generating $5.1 billion in 2020 alone. The market is highly dynamic, driven by continuous technological advancements, increased smartphone penetration, and the growing popularity of mobile gaming.

Competitors

Making Fun, Inc. operates in a highly competitive landscape, with several notable competitors:

Epic Games: Known for the global phenomenon Fortnite, Epic Games has a strong presence in both the mobile and console gaming markets. The company's innovative game mechanics and robust multiplayer features set a high benchmark.

Activision Blizzard: A major player in the gaming industry, Activision Blizzard boasts a portfolio of successful franchises, including Call of Duty, World of Warcraft, and Candy Crush. Their extensive resources and marketing prowess provide a significant competitive edge.

Supercell: This mobile game development company has achieved massive success with titles like Clash of Clans and Clash Royale. Supercell's ability to create highly engaging and monetizable games makes them a formidable competitor.

Riot Games: Best known for League of Legends, Riot Games has expanded its offerings to include mobile titles and other genres. Their strong community engagement and consistent content updates attract a loyal player base.

Electronic Arts (EA): EA is a dominant force in both mobile and console gaming, with popular titles like FIFA, Madden NFL, and The Sims. Their established franchises and strategic acquisitions strengthen their market position.

Despite the intense competition, Making Fun, Inc. leverages its unique strengths, including a talented development team, a proven track record with Eternium, and strategic use of advanced game engines like Unity and Unreal Engine 5. This positions the company to capitalize on market opportunities and deliver exceptional gaming experiences.

Current Stage and Roadmap

Current Stage

Making Fun, Inc. is currently in a robust operational phase, having achieved significant milestones with its flagship game, Eternium. The company has established a strong market presence, evidenced by:

- 41 million downloads and $22+ million in lifetime revenue for Eternium.

- 22 million ratings, 2.5+ million reviews, and an average rating of 4.8+ stars on app stores.

- A dedicated player base of 32,000 daily players and 6,000 organic installs per day.

- 7.5 million registered player emails, providing a substantial audience for future game releases.

- Development of two new action RPG titles leveraging Eternium's successful gameplay mechanics.

- Development of one new mobile phone hidden object title leveraging Hidden Express's successful gameplay mechanics and content.

Future Roadmap

2024-2025: Development and Launch of New Titles

Game #1: Enhanced Eternium (live today)

More story content, playable characters, companions, pets, levels, enemies, and event types.

Game #2: Astera

Our largest investment is in a new brand, the vast medieval steampunk fantasy world of Astera, the next generation action role-playing game from the creators of Eternium. Astera features Co-op multiplayer and a unique capability to blend secondary character classes. It is built on Unreal Engine 5, the same 3D engine that powers many blockbuster Hollywood films. In June, Astera completed a closed alpha testing event with 3,600 players. It will launch on mobile devices in Q1 2025 followed 6-12 months later on PC, at which point it will be one of the world's most advanced games playable cross-platform on PCs, phones, and tablets. The technology is console-ready for future deployments.

Game #3 Cosmic Prime

Building on our expertise with role-playing games, Cosmic Prime combines exhilarating arcade-like combat mechanics with rich crafting and skill-development systems. Cosmic Prime is a PC-first game that will launch on Steam in early 2025. Steam is the most popular storefront on PCs, with 69 million daily and 132 million monthly active users. Unlike our other games, Cosmic Prime will not be "free-to-play". Instead, it will embrace the premium product + "DLC" (downloadable content) model that has proven most successful on the Steam platform. While the initial scope of Cosmic Prime is modest as compared with Astera, it will establish an exciting new IP for Making Fun that we hope will later expand to mobile phones and game consoles.

Game #4 Hidden Express Go!

Hidden Express Go! is a pure mobile phone version of our hit PC game. Over the past decade, games like Candy Crush moved the entire "casual games" market from PC/Facebook to mobile phones. When HX Go! launches in test markets in late 2024, we will begin our quest to get those 300,000+ daily Hidden Express players back into our brand! HX Go! will launch with a massive content library, with thousands of beautiful hidden object scenes to leverage from its predecessor in a brand-new, mobile-optimized package.

2025 and Beyond: Scaling and Innovation

- Expanding Multiplayer Capabilities: Enhancing the multiplayer experience to increase player retention and monetization.

- New Content and Features: Regular updates and expansions to keep the player base engaged and attract new users.

- Strategic Partnerships: Leveraging two decades of industry relationships to secure key partnerships for distribution and marketing.

- Financial Growth: Aiming for a 50-100X ROI to investors, targeting a $1+ billion exit.

- Market Expansion: Exploring opportunities in emerging markets and new platforms to broaden the player base.

We believe Making Fun, Inc. is poised to capitalize on its established success, innovative game development, and strategic market positioning to achieve sustained growth and deliver exceptional gaming experiences to a global audience.

The Team

Officers and Directors

Name: John Robert Welch

John Robert Welch's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, Board Member and principal accounting officer
  Dates of Service: February, 2009 - Present
  Responsibilities: I am an original founder and the CEO. Salary: 24,000. Equity: 63% held through trust

Other business experience in the past three years:

- Employer: Amyris
  Title: Chief Digital Officer
  Dates of Service: December, 2019 - November, 2021
  Responsibilities: Built and ran e-commerce websites for existing and new consumer brands started by this innovative synthetic biology pioneer

Name: Alissa Ann Welch

Alissa Ann Welch's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: President & Board Member
  Dates of Service: September, 2013 - Present
  Responsibilities: My role as President is multi-faceted, encompassing data analysis, marketing, finance, HR, product management, and testing. Salary: 24K. Equity: 63% held through trust

Name: Don Takemura

Don Takemura's current primary role is with Itoya Studio. Don Takemura currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: December, 2021 - Present
  Responsibilities: Board member to provide business guidance, advice, and recommendations. No salary.

Other business experience in the past three years:

- Employer: Itoya Studio
  Title: President
  Dates of Service: February, 2016 - Present
  Responsibilities: Executive in charge of all aspects of the business.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could

adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Preferred Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant

regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company operating in a new and highly competitive industry

The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Welch Family Trust (Revocable trust: John Robert and Alissa Ann Welch as sole trustees)	9,958,794	Class B Voting Common Stock	63.0%

The Company's Securities

The Company has authorized Class A Non-Voting Common Stock, Class B Voting Common Stock, Preferred Stock, and SAFE 2023. As part of the Regulation Crowdfunding raise, the Company will be offering up to 350,086 of Preferred Stock.

Class A Non-Voting Common Stock

The amount of security authorized is 3,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class A Non-Voting Common Stock.

Material Rights

There are no material rights associated with Class A Non-Voting Common Stock.

Class B Voting Common Stock

The amount of security authorized is 37,000,000 with a total of 15,311,959 outstanding.

Voting Rights

one vote per share

Material Rights

The amount of Class B Voting Common Stock outstanding includes 882,772 shares to be issued pursuant to stock options outstanding.

Preferred Stock

The amount of security authorized is 10,000,000 with a total of 1,240,472 outstanding.

Voting Rights

Please see voting rights of securities sold in this offering below

Material Rights

The amount of Preferred Stock outstanding includes 1,240,472 shares to be issued pursuant to the conversion of outstanding SAFE notes.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Liquidation preference

Holders of Preferred Stock have certain liquidation preferences. See exhibit F for details.

Conversion Rights

Holders of Preferred Stock have certain conversion rights. See exhibit F for details.

SAFE 2023

The security will convert into Prefered and the terms of the SAFE 2023 are outlined below:

Amount outstanding: $749,420.00
Interest Rate: %
Discount Rate: %
Valuation Cap: $10,000,000.00
Conversion Trigger: Sale or next financing (This raise will trigger the SAFEs)

Material Rights

These SAFE notes will convert upon the sale of securities in this offering and represent 1,144,888 shares. These 1,144,888 shares have been included in the amount outstanding of the Preferred Stock.

What it means to be a minority holder

As a minority holder of Preferred Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: SAFE
  Final amount sold: $299,420.00
  Use of proceeds: Operational expenses
  Date: October 22, 2023
  Offering exemption relied upon: Regulation CF

- Type of security sold: SAFE
  Final amount sold: $450,000.00

Use of proceeds: Operational expenses
Date: October 21, 2023
Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 ending June 30, 2023 was $1,515,201 compared to $1,357,989 in fiscal year ending June 30, 2024.

The cause of this decrease was 4.4% lower consumer sales revenue from our flagship game, Eternium ($47K lower over twelve months) and 6.9% lower consumer sales revenue from our second-highest grossing title, Hidden Express ($22K lower over twelve months). For Eternium, the drop was driven by ceasing the development of new content in favor of initiating R&D in new projects. The Company has since resumed development on Eternium and revenue has stabilized. In fact, Eternium revenue in the most recently concluded quarter (Jul-Sep 2024) was the highest of the last six quarters and 22% higher than the same quarter in the previous year. For Hidden Express, the drop was driven by player attrition, which is expected to continue.

Cost of Sales

Cost of Sales for the fiscal year 2022 was $165,923 compared to $108,156 in the fiscal year 2023.

The decrease is due to lower royalties paid to the original developer of Eternium, driven by lower revenue in Eternium. Given the recent increase in quarterly revenue in Eternium, management expects the decrease in Cost of Sales to reverse, as higher revenue will mean higher royalties paid.

Gross Margins

Gross margins for fiscal year 2022 were $1,349,279 compared to $1,249,832 in fiscal year 2023.

The decrease is due to lower Eternium revenue, discussed above.

Expenses

Expenses for fiscal year 2022 were $2,387,193 compared to $1,976,187 in fiscal year 2023.

The 17% decrease from 2022 to 2023 was due to lower staffing costs, as headcount was cut to lower operational expenses and extend the runway.

Historical results and cash flows:

The Company has two live products late in their lifecycle and revenue generating and is currently in the mid-production stage with three new titles expected to launch in 2025. Management is of the opinion that historical cash flows will not be indicative of the revenue and cash flows expected for the future because current revenue streams are expected to continue while three new, potentially much larger, revenue streams should activate in the next 3-9 months with the launch of three new products. Past cash was primarily generated through consumer sales of products via major game platforms such as the Apple App Store, Google Play Store and the Microsoft and Steam PC game stores. The Company's goal is to massively increase revenues from these same channels beginning with the launch of Astera on mobile phones in mid 2025. Astera is much larger in scope than anything the Company has created to date. It is a multiplayer game developed on the Unreal 5 game engine, the same advanced 3D technology used to create special effects in blockbuster Hollywood films. It is in a similar category as World of Warcraft, which generated over $9 billion since it launched over 20 years ago. The Company has a database of 8 million relevant players to market to, resulting from the 41+ million downloads of Eternium. The other new titles are of smaller scope and more likely to get profitable sooner based on their lower development costs.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of October 1, 2024, the Company has capital resources available in the form of approximately $306,539 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Management believes the funds of this campaign are not critical to our company operations based on projecting the ability to reach a cash-positive state on existing reserves (without the proceeds of this raise) based on revenue growth, cost reductions, and the expectation of new revenue streams activating in 2025. Other funds and capital resources should be available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Management believes the funds from this campaign are not necessary to the viability of the Company. Of the total funds that the Company has, 50% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, management anticipates that the Company will be able to operate indefinitely, as it will reach cash positive on existing reserves. This is based on a current monthly burn rate of $25,000 for expenses related to R&D staffing.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, management anticipates that the Company will be able to operate for indefinitely, as it will reach cash positive on existing reserves. This is based on a projected monthly burn rate declining to $0 for expenses related to R&D staffing and advertising.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including future venture capital raises for the purpose of scaling operations and marketing to accelerate growth. The company is also in the process of applying for a grant from the U.S. N.S.F.

Indebtedness

Related Party Transactions

- Name of Entity: Welch Family Trust
  Names of 20% owners: John Robert Welch & Alissa Ann Welch
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: The Company had accrued payroll to its President ($69,000) and CEO ($60,000) totaling $129,000 as of June 30th, 2024.
  Material Terms: The President and CEO have continued to earn a minimal salary, which is expected to continue until the Company has a significantly better cash position, at which point the salaries will return closer to market with additional compensation paid over time to eventually account for the amount not previously paid. However, the Company is under no obligation to make changes to the President's or the CEO's salary or to compensate for wages missed in the past.

- Name of Entity: Welch Family Trust
  Names of 20% owners: John Robert Welch & Alissa Ann Welch
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: The Company rented the CEO's family's apartment for offsite meetings resulting in a one time charge of $3,000 in July 2022.

Material Terms: No material terms.

Valuation

Pre-Money Valuation: $15,062,712.21

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $14,999.53 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fee
  94.5%
  StartEngine Service Fee

If we raise the over allotment amount of $318,578.26, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  50.0%
  We will use 50% of the funds raised for development of our three new products and market testing.

- Advertising
  44.5%
  We will use 44.5% of the funds raised on advertising at the launch or our new products.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.makingfun.com/ (MakingFun.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/making-fun

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Making Fun, Inc.

[See attached]

Making Fun, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended June 30, 2022, 2023, & 2024



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Making Fun, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of June 30, 2022, 2023, & 2024 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
October 18, 2024

Vincenzo Mongio

Statement of Financial Position

	As of June 30,		
	2024	**2023**	**2022**
ASSETS			
Current Assets			
Cash and Cash Equivalents	388,809	642,049	557,876
Available for Sale Investments	-	-	432,834
Accounts Receivable	140,891	135,553	134,697
Prepaid Expenses	-	1,000	1,000
Total Current Assets	529,700	778,602	1,126,407
Non-current Assets			
Net Deferred Tax Asset	-	-	517,764
Computer & Office Equipment, Furniture & Fixtures, and Vehicle, net of Accumulated Depreciation	79,957	101,893	116,318
Total Non-Current Assets	79,957	101,893	634,082
TOTAL ASSETS	609,658	880,495	1,760,491
LIABILITIES AND EQUITY			
Liabilities			
Current Liabilities			
Accounts Payable	140,037	205,387	241,101
Notes Payable	-	9,626	32,329
Other Liabilities	-	25	25
Total Current Liabilities	140,037	215,038	273,455
Long-term Liabilities			
Accrued Payroll	129,000	129,000	-
Future Equity Obligations	749,420	450,000	-
Total Long-Term Liabilities	878,420	579,000	-
TOTAL LIABILITIES	1,018,457	794,038	273,455
EQUITY			
Class A Common Stock	-	-	2,291
Class B Common Stock	-	-	258
Class B Voting Common Stock	144	144	-
Additional Paid in Capital	146,793	71,554	68,255
Accumulated Other Comprehensive Income/(Loss)	-	-	(46,407)
Retained Earnings/(Accumulated Deficit)	(555,736)	14,759	1,462,638
Total Equity	(408,799)	86,457	1,487,036
TOTAL LIABILITIES AND EQUITY	609,658	880,495	1,760,491

Statement of Operations

	Fiscal Year Ended June 30,		
	2024	**2023**	**2022**
Revenue	1,357,989	1,515,201	2,622,054
Cost of Revenue	108,156	165,923	318,952
Gross Profit	1,249,832	1,349,279	2,303,102
Operating Expenses			
Advertising and Marketing	2,582	6,276	35,674
General and Administrative	619,094	782,378	696,729
Research and Development	1,332,575	1,562,293	1,441,826
Rent and Lease - Related Party	-	15,000	48,000
Depreciation	21,935	21,246	17,653
Total Operating Expenses	1,976,187	2,387,193	2,239,882
Operating Income (loss)	(726,355)	(1,037,914)	63,220
Other Income			
PPP Loan Forgiveness	-	-	95,435
Gain from Settlement	1,917	120,973	-
Interest Income	23,868	15,513	8,573
Other	130,075	1,758	942
Total Other Income	155,860	138,244	104,950
Other Expense			
Realized Loss and Interest Expense	-	30,445	722
Total Other Expense	-	30,445	722
Earnings Before Income Taxes	(570,495)	(930,115)	167,448
Provision for Income Tax Expense/(Benefit)	-	517,764	(21,313)
Net Income (loss)	(570,495)	(1,447,879)	188,761
Unrealized Gain/(Loss) from Investments	-	-	(79,329)
Comprehensive Income/(Loss)	(570,495)	(1,447,879)	109,432

Statement of Cash Flows

	Year Ended June 30,		
	2024	**2023**	**2022**
OPERATING ACTIVITIES			
Net Income (Loss)	(570,495)	(1,447,879)	188,761
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Depreciation	21,935	21,246	17,653
Accounts Payable and Accrued Expenses	(65,375)	(35,714)	(205,375)
Accounts Receivable	(5,338)	(856)	140,221
Prepaids	1,000	-	5,240
Stock Based Compensation Expense	75,240	894	(5,087)
PPP Loan Forgiveness	-	-	(95,435)
Accrued Office Salary	-	129,000	-
Other	-	46,407	5,977
Change in deffered tax asset	-	517,764	(21,313)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	27,462	678,741	(158,120)
Net Cash provided by (used in) Operating Activities	(543,033)	(769,138)	30,641
INVESTING ACTIVITIES			
Purchase of Computer Equipment	-	(6,820)	(30,173)
Available for Sale Investments	-	432,834	(88,002)
Net Cash provided by (used by) Investing Activities	-	426,013	(118,175)
FINANCING ACTIVITIES			
Proceeds from Future Equity Obligations	299,420	450,000	-
Repayments of Notes Payable	(9,626)	(22,703)	(21,039)
Net Cash provided by (used in) Financing Activities	289,794	427,297	(21,039)
Cash at the beginning of period	642,049	557,877	745,779
Net Cash increase (decrease) for period	(253,239)	84,172	(108,573)
Unrealized Gain/(Loss) from Investments	-	-	(79,329)
Cash at end of period	388,810	642,049	557,877

Statement of Changes in Shareholder Equity

	Common Stock		Class B Common Stock		Class B Voting Common Stock		APIC	Accumulated Other Comprehensive Income/Loss	Retained Earnings/(Accumulated Deficit)	Total Shareholder Equity
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount				
Beginning Balance at 7/1/2021	4,322,099	2,291	487,630	258	-	-	73,342	32,923	1,273,878	1,382,692
Stock Based Compensation Expense	-	-	-	-	-	-	(5,087)	-	-	(5,087)
Unrealized Loss from Investments	-	-	-	-	-	-	-	(79,329)	-	(79,329)
Net Income (Loss)	-	-	-	-	-	-	-	-	188,761	188,761
Ending Balance 6/30/2022	4,322,099	2,291	487,630	258	-	-	68,255	(46,407)	1,462,638	1,487,036
Stock Based Compensation	-	-	-	-			894	-	-	894
Restructuring of Equity upon Amendment to Articles of Incorporation	(4,322,099)	(2,291)	(487,630)	(258)	14,429,187	144	2,405	-	-	-
Reclassification of Unrealized Losses to Net Loss upon Sale of Investments	-	-	-	-			-	46,407	-	46,407
Net Income (Loss)	-	-	-	-			-	-	(1,447,879)	(1,447,879)
Ending Balance 6/30/2023	-	-	-	-	14,429,187	144	71,553	-	14,759	86,457
Stock Based Compensation	-	-	-	-	-	-	75,240	-	-	75,240
Net Income (Loss)	-	-	-	-	-	-	-	-	(570,495)	(570,495)
Ending Balance 6/30/2024	-	-	-	-	14,429,187	144	146,793	-	(555,736)	(408,799)

Making Fun, Inc.
Notes to the Unaudited Financial Statements
June 30th, 2024
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Making Fun, Inc. (the "Company") was formed in Delaware on December 28, 2009. The Company earns revenue from players of games it develops and publishes both directly and via partners like Apple, Google, Facebook, Valve (Steam), and Microsoft (Windows Store). The Company has no central office. Its U.S. based employees live and work in Northern California. The Company's contractors and customers are global. The Company conducted a crowdfunding campaign under regulation CF in 2023 to raise operating capital, issuing SAFEs with a $10 million valuation cap.

The Company is currently conducting another reg CF campaign and anticipates issuing Preferred Stock at a $15 million valuation in late 2024, which will also trigger the conversion of the previous SAFEs at their $10 million cap.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on June 30. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Available For Sale Investments

The Company had available for sale investments totaling $432,834 as of June 30th, 2022. The balance consisted of a mixture of stock ETFS and bonds. The Company measures the fair value of its available for sale investments using

the level 1 tier in the fair value hierarchy. The Company had an unrealized loss of $79,329 in 2022 associated with these investments. All available for sale investments had been sold as of June 30th, 2024.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company primarily generates revenue from players of games it develops and publishes both directly and via partners like Apple, Google, Valve (Steam), and Microsoft (Windows Store). The Company's primary performance obligation is the live operations of game products and ensuring an acceptable level of software uptime for users. Revenue is recognized during the month of purchase. Returns are small and not a material consideration.

The Company also generated revenue of $100,000 in 2022 and 2023 for development of features in a game pursuant to an agreement with a crypto technology platform provider. The primary performance obligation was to ensure to continue developing on the crypto technology platform as agreed upon in the contract and fulfill any other agreed upon terms stated within the contract entered into and revenue was recognized as each milestone was reached. There were 4 total expected milestones to be reached to fulfill the contract for which two total milestones were reached thus far, however the crypto company terminated the contract, so the Company does not expect to receive the remaining $200,000 outstanding.

The Company generated $25,000 in 2024 from a service contract with a provider of AI technology. The primary performance obligation is to ensure to perform all services agreed upon in the contract and fulfill any other agreed upon terms stated within the contract entered into and revenue is recognized as each milestone is reached. The Company expects to receive an additional $25,000 from this contract.

Gain from Settlement

The Company received a one-time payment of $120,973 for settlement of a class action lawsuit in March of 2023.

Other Income

The Company applied for and received Employee Retention Credit refunds from the IRS totaling $129,933 in fiscal year 2024.

Cost of Revenue

Cost of Revenue consists of royalty expenses. The Company entered into royalty agreements with their game developers. One royalty agreement entered into on October 14th, 2022, requires that the royalty rate shall be 25% on any calendar monthly product net revenues greater than $250,000 and less than $500,000, and the Royalty rate shall be 30% on calendar monthly product net revenues greater than $500,000. The other two royalty agreements were entered into with a game developer, for which one agreements requires the Company to pay 37.5% of the games profits to the developer and that if in a given month cumulative net revenue is still negative, half of that month's gross revenue shall be counted as net revenue (applied to expense recovery) and half shall be considered as profit, of which 37.5% will be paid to the developer and 62.5% retained by the Company. The other royalty agreement requires the Company to pay 35% of its profits to the developer.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized as equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for June 30, 2024.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 6/30/24
Office Equipment	3-5	31,826	(31,826)	-	-
Computer Equipment	3-5	75,307	(60,293)	-	15,014
Vehicle	10	137,357	(72,414)	-	64,943
Furniture & Fixtures	7	17,032	(17,032)	-	-
Grand Total	**-**	**261,521**	**(181,564)**	**-**	**79,957**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price
Total options outstanding, July 1, 2021	495,000	$0.04
Granted	-	$-
Exercised	-	$-
Forfeited	(300,000)	$0.04
Total options outstanding, June 30, 2022	195,000	$0.04
Granted	828,000	$0.20
Exercised	-	$-
Forfeited	(103,200)	$0.11
Total options outstanding, June 30, 2023	919,800	$0.18
Granted	-	$-
Exercised	-	$-
Forfeited	(37,028)	$0.20
Total options outstanding, June 30, 2024	882,772	$0.18
Options exercisable, June 30, 2024	614,319	$0.05

	Nonvested Options	Weighted Average Fair Value
Nonvested options, July 1, 2021	247,500	$0.065
Granted	-	$-
Vested	(198,750)	$0.065
Forfeited	-	$-
Nonvested options, June 30, 2022	48,750	$0.065
Granted	828,000	$0.065
Vested	(174,750)	$0.065
Forfeited	(103,200)	$0.065
Nonvested options, June 30, 2023	598,800	$0.065

Granted	-	$-
Vested	(293,319)	$0.065
Forfeited	(37,028)	$0.065
Nonvested options, June 30, 2024	268,453	$0.065

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and California. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2021.

The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities consist of the following:

	2024	2023	2022
Deferred tax assets:			
R&D Credits	580,001	563,667	541,076
Net operating loss carryforwards	311,750	192,561	-
Property and Equipment	78,915	40,373	-
Total	970,667	796,602	541,076
Deferred tax liabilities:			
Property and Equipment		-	23,312
Total	-	-	23,312
Less: Valuation Allowance	970,667	796,602	
Net deferred tax asset (liability)	-	-	517,764

The provisions for income taxes consist of the following components:

	2024	2023	2022
Current	-	-	-
Change in deferred asset	-	517,764	(21,313)
Total Provision for Expense/(Benefit)	-	517,764	(21,313)

The provision for federal income taxes differs from that computed by applying federal statutory rates to income before federal income tax expense, as indicated in the following analysis:

	2024	2023	2022
Income (Loss) before federal income tax expense	(570,495)	(930,115)	167,448
Federal statutory income tax at 21%	(119,804)	(195,324)	35,164
Change in Valuation Allowance	174,065	796,602	
Non-deductible expenses		308	220
Effect of state income taxes, net of federal benefit	(10,591)	(83,183)	11,694
Non-taxable/Deductible unrealized (gains)/losses	-	(4,571)	22,199
PPP Loan Forgiveness	-	-	(26,706)
Tax Credits	-	-	(41,147)
Non-taxable reversal of equity-based compensation expense	(15,800)	250	(1,424)
Other	(36,098)	5,341	(21,313)
Total Provision for Expense/(Benefit)	(8,228)	519,423	(21,313)

<u>Recent Accounting Pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company had accrued payroll to its CEO and to its President totaling $129,000 ($60,000 to the CEO and $69,000 to the President) as of June 30th, 2024. The CEO and President have continued earning a minimal salary, which is expected to continue until the Company has a significantly better cash position, at which point the salary will return closer to market with additional compensation paid over time to eventually account for the amount not previously paid. However, the Company is under no obligation to make changes to the CEO or Presidents salary or to compensate for wages missed in the past.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Notes Payables

On December 12, 2017, the Company entered into a loan agreement with U.S. Bank for $124,750 to finance the purchase of a vehicle that is driven primarily by the CEO. The final payment of which will be made in December of 2023. The loan accrues interest at 1.49% annually. The balance of the loan was $9,626 as of June 30th, 2023, and was fully repaid as of June 30th, 2024.

The Company was a party to two SBA PPP loans during the periods under review. The loans accrued interest at 1%. One of the loans was fully forgiven in 2021 resulting in the Company recognizing other income of $108,028 in 2021. The second loan was fully forgiven in 2022 resulting in the Company recognizing other income of $95,435 in 2022.

**Debt Principal Maturities 5 Years
Subsequent to June 30th, 2024**

Year	Amount
2025	-
2026	-
2027	-
2028	-
2029	-
Thereafter	-

Simple Agreements for Future Equity (SAFE)

The Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties totaling $749,420. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during qualified financing or change of control at a valuation cap of $10,000,000 and no stated discount.

NOTE 6 – EQUITY

As of June 30th, 2022

The Company had authorized 9,500,000 shares of common stock with a par value of $0.00053 per share, consisting of 9,000,000 shares of Class A Common Stock and 500,000 shares of Class B Common Stock. The Company had 4,322,099 Class A Common Stock issued and outstanding and 487,630 Class B Common Stock issued and outstanding as of June 30th, 2022. The Company had authorized 500,000 preferred shares with a par value of $0.001 per share. There were no shares issued or outstanding as of June 30th, 2022.

As of June 30th, 2023 and 2024

In 2023, in order to create more shares at a lower per share price, create non-voting common stock for a future stock option plan, and to use a more standard par value, the Company decided to restructure its equity structure. As part of the restructuring, the Company combined the previous Class A and Class B Common Shares into the Class B Voting Common Stock discussed below. The following is the equity structure of the Company as of June 30th, 2024.

The Company had authorized 40,000,000 common shares consisting of 3,000,000 Class A Non-Voting Common Stock and 37,000,000 Class B Voting Common Stock with a par value of $0.00001 per share. As of June 30th, 2023 and 2024, 14,429,187 Class B Voting Common shares were issued and outstanding. There were no Class A Non-Voting Common Stock issued or outstanding.

Voting: Class A Non-Voting Common Stockholders are not entitled to a vote whereas Class B Voting Common Stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company had authorized 10,000,000 preferred shares with a par value of $0.00001 per share. There were no shares issued or outstanding as of June 30th, 2024.

Subsequent to June 30th, 2024

In September of 2024, the Company amended its articles of incorporation in order to put rights for preferred shareholders and to reduce the number of shares authorized to lower their Delaware corporate tax.

The Company has authorized 19,000,000 shares of common stock with a par value of $0.00001 per share, consisting of 2,000,000 shares of Class A Non-Voting Common Stock and 17,000,000 shares of Class B Voting Common Stock. As of the time of this review, there are no Class A Non-Voting shares issued and outstanding. 14,429,187 Class B Voting Common Stock shares are issued and outstanding.

The Company has authorized 6,000,000 shares of Preferred stock with a par value of $0.00001 per share. As of the time of this review, zero shares were issued and outstanding.

Voting: Preferred and Class B Voting Common stockholders are entitled to one vote per share. Class A Non-Voting Common stockholders are not entitled to vote.

Dividends: The holders of Preferred and Common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Board of Directors may determine and alter the classes, series, rights, preferences, privileges, limitations and restrictions granted to, and imposed upon, any wholly unissued shares.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to June 30, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 18, 2024, the date these financial statements were available to be issued.

See Note 6 – Equity for details of amendment to the articles of incorporation.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity realized losses in fiscal years 2024 & 2023, incurred negative cash flows from operations, and may continue to generate losses. Management has taken the following actions subsequent to the date of these financial statements that they believe has alleviated substantial doubt that the Company can continue as a going concern:

Cost Reductions

Including headcount reductions, lower compensation for key management, optimizations of server hosting costs, and lowering of software subscription costs.

Revenue Decrease

The cause of this decrease was 4.4% lower consumer sales revenue from our flagship game, Eternium ($47K lower over the year) and 6.9% lower consumer sales revenue from our second-highest grossing title, Hidden Express ($22K lower over the year). This was driven by ceasing the development of new content in Eternium in favor of initiating R&D in new projects. We have since resumed new development in Eternium and stabilized revenue. In fact, Eternium revenue last quarter (Jul-Sep 2024) was the highest of the last six quarters and 22% higher than the same quarter last year.

The Company's cash flow forecast reflects sufficient runway to continue for the next 12 months. However, no assurance can be given that the Company will be successful in these efforts.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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GET A PIECE OF MAKING FUN

An Open-World, Multiplayer Action RPG

Making Fun is an indie video game development and publishing company poised to release three exciting new games in the next year. We are best known for the award-winning action RPG Eternium, with over 7.5M registered players and more than $22 million in consumer ...

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Get Equity

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



ETERNIUM
Making Fun
Building Unforgettable Gaming Experiences

$84,921.88 Raised

OVERVIEW | ABOUT | TERMS | UPDATES | REWARDS | DISCUSSION | INV

Get Equity
$0.91 Per Share

PREVIOUSLY CROWDFUNDED
$299,420

RAISED
$84,921.88

INVESTORS
40

MIN INVEST
$498.68

VALUATION
$15.06M

REASONS TO INVEST

- Eternium, a top-rated mobile RPG with a 4.8-star rating, Editors' Choice on Google Play, 41M+ downloads, and 7.5M players, plans major 2024 expansions, leveraging its large, established audience and brand equity.

- The mobile gaming market is booming, accounting for an estimated $248 billion out of the $347 billion in global

gaming revenue.



Making Fun boasts an experienced global team and CEO with a proven track record, including co-creation of the first U.S. console multiplayer network (SEGA) and CEO/Co-Founder of PlayFirst (Diner Dash).

No money of other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" shares is simply an indication of interest.

TEAM



John Welch • CEO, Board Member & principal accounting officer

Created games played by hundreds of millions of people starting with the first premium downloads on the internet at Shockwave.com in 2001, then Diner Dash at PlayFirst in 2004, then Hidden Express and Eternium at Making Fun.



Alissa Welch • President & Board Member

Did big data before that was a thing, now jack-of-all-trades at Making Fun: running Finance/HR/ Legal/Marketing, managing several projects, analyzing game data and coding websites.



Josh Quick • Head of Games

CEO/Co-Founder Qunify Games: grew to 17 employees + 2 titles, acquired by Making Fun in 2014. Previously CEO/Co-Founder EQ3 Nor Cal: multi-million $$ retail lifestyle store from $50K investment to multi-store franchise w/ 50+ employees, sold in 2008.

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THE PITCH

Building Unforgettable Gaming Experiences

Making Fun is a passionate independent game developer and publisher, best known for *Eternium*, the award-winning action RPG with over 41 million downloads and 7.5 million registered players.



Our philosophy is simple: craft beautiful games with clever mechanics, rich narratives, and fair competition (never "pay-to-win"). Headquartered in the San Francisco Bay Area with a talented global team, we believe in intuitive controls, high-performance technology, and fostering collaborative relationships with our players.



Our Games

Eternium

Award-winning action RPG with 41M+ downloads, 4.8+ star rating, and 20+ languages.

Runestrike

Strategic CCG with stunning art and deep gameplay. Build your deck, battle worldwide.

Hidden Express

Classic hidden object game with millions of players, weekly updates, and dedicated community.

Astera

(Coming Soon)

Vast open-world RPG in a steampunk fantasy setting. Built on Unreal Engine 5, console-ready.

As an indie studio, it is a notable distinction that we reached profitability on our initial slate of titles, including *Eternium*, *Runestrike*, and *Hidden Express*. Leveraging those profits as well as ~$750,000 in new funds raised, we anticipate releasing our next slate of three games in 6–12 months. The headline release is *Astera*, a vast, open-world action RPG on Unreal Engine 5 with co-op multiplayer and console aspirations. Every pixel, storyline, and character reflects the combined creativity and dedication of our team, united in creating unforgettable gaming experiences.

From *Eternium* & Beyond

Eternium's 4.8-star rating and millions of positive reviews on the App Store and Google Play make it one of the *highest rated apps ever*. We are now expanding on this successful foundation with more games built on modern engines like Unity and Unreal Engine, which enable us to more rapidly deploy content and features to boost visual quality, engagement, and monetization.

For example, the custom multiplayer infrastructure we built for *Astera* is a major strategic differentiation. We want players to seamlessly explore together in a massive open world. However, Unreal's multiplayer technology does not scale to thousands of players and beyond. We created a custom software layer to invisibly hand players off from one physical server to another based on their individual and collective movements in the game world. In addition to creating a more appealing experience for players, this system allows us to quickly and automatically scale capacity in the cloud.

Multiplayer is where the magic happens. Players who interact with each other become more invested in their character's appearance and identity, leading to increased engagement and monetization potential. By leveraging modern engines, extending them with our own proprietary technology, and implementing social, cooperative, and competitive features, we aim to significantly enhance retention and monetization, meaning higher customer lifetime value, and the ability to attract growth capital and potentially larger suitors.

Key Differentiators

✒️ Lower Cost & Agility

Lean, experienced, and strategically located development teams lead to lower costs & faster iteration.

🎮 Player-Centric Design

A focus on fun gameplay over maximizing revenue, which has resulted in strong numbers of organic installs.

🎨 Unique Creative Vision

Potentially leading to games that stand out from established franchises.

⏱️ Rapid Content Delivery

Transitioning to modern engines allows us to deliver a wider range of content faster.

Our edge lies in two key areas: experience and agility. Industry giants like Epic Games (*Fortnite*), Activision-Blizzard (*Diablo IV*), and Supercell (*Clash Royale*) dominate the market today but there is always room for that next hit game. We bring a fresh perspective and a more cost-effective development approach. Our passion is to craft compelling experiences with unique design choices and a deep respect for players' time and money. This translates to delivering exceptional value and games that, we believe, stand out from the crowd and have the opportunity to become future giants in their own right.

Making Fun VS the Competition

Feature	Making Fun	Established Devs
Cost	Lower	Higher
Focus	Unique design, player respect, strong value proposition	Proven franchises, high production value
Monetization	Focus on fair monetization & player satisfaction	May prioritize maximizing revenue
Content Strategy	High innovation on story and social, cooperative and competitive multiplayer features	Risk-averse. Highly polished retreads of established themes, genres and brands
Technology	Right-sized to out-gun small studios. More nimble, cost-effective, experimental than massive studios.	Bloated, stuck in habits, face innovator's dilemma

THE MARKET & OUR TRACTION

Leveling Up in the Thriving Mobile-first Gaming Market

The global video game industry is massive, valued at nearly $347 billion in 2022, with mobile games leading the charge at $248 billion.[1] This fragmented market offers fertile ground for innovative studios like Making Fun to potentially capture a significant share.


A Massive &
Fragmented Market
$347 Billion in 2022
Worldwide gaming market
$248 Billion
Mobile gaming market
57+ Mobile Titles
earned >$1+ billion in last decade
Fortnite Made
$5.1+ Billion in 2020
despite being launched in 2017
Epic Games Valued at
$32 Billion in 2022

Source / Source / Source

Our Traction

- **Funding New Gaming Adventures** – Our existing games, *Eternium* and *Hidden Express*, generated strong revenue, helping to fund the development of three exciting new titles.
- **Millions of Engaged Players** – We boast a loyal community of millions, with 7.5 million email subscribers from *Eternium* alone. This existing audience provides a powerful launching pad for new releases.

Our Traction

$800k
Investment capital to date

41M
Players

$100K+
Monthly revenue

Major Investment



ASTERA

Next-gen action RPG on Unreal Engine 5. Launches on mobile (Q1 2025) and later on PC (cross-platform).

High-Potential Projects

Hidden Express Go!

Mobile version of *Hidden Express* with massive content library. Tests in late 2024.

COSMIC ◆ PRIME

PC-first RPG on Steam with rich crafting and arcade-like combat. Premium model launch in early 2025.

Notable Game Industry Investors



Charles Huang

Co-Founder of RedOctane
(Guitar Hero)



Daniel James

Co-Founder and CEO of Three Rings Design



Bo Lasater

Co-Founder / Exec. Producer at Super-Ego Games



Patrick Kollmann

Co-Founder of Gravite and LiteGames



ABOUT

HEADQUARTERS

4096 PIEDMONT AVE STE 944
OAKLAND , CA 94611

WEBSITE

View Site

Exciting New Games

Making Fun is an indie video game development and publishing company poised to release three exciting new games in the next year. We are best known for the award-winning action RPG Eternium [illegible] more than $22 million in [illegible] We currently generate $100K+ in monthly revenue, which we are reinvesting along with $800K raised to complete our next slate. Headlining the lineup is Eternium's highly anticipated successor, Asteria, [illegible] months [illegible]

TERMS

Making Fun

Overview

PRICE PER SHARE
$0.91

VALUATION
$15.06M

DEADLINE
Dec. 4, 2024 at 7:59 AM UTC

FUNDING GOAL
$15k - $319k

Breakdown

MIN INVESTMENT
$498.68

OFFERING TYPE
Equity

MAX INVESTMENT
$318,578.26

SHARES OFFERED
Preferred Stock

MIN NUMBER OF SHARES OFFERED
16,483

MAX NUMBER OF SHARES OFFERED
350,086

Maximum Number of Shares Offered subject to adjustment for bonus shares

WHY INVEST

Invest in the Future of Making Fun

- ***Asteria*** – At Making Fun, we believe our next-generation action RPG built on Unreal Engine 5 is poised to be one of the most advanced cross-platform games on the market, planning to launch on mobile in Q1 2025 and on PC about 6 months later. A successful closed alpha test with over 3,000 players has already built anticipation, as indicated by over 16,000 wishlists on Steam.
- ***Hidden Express Go!*** – A mobile-optimized version of our popular PC game, leveraging the existing massive content library to re-engage the 300,000+ daily players of the original. This strategic move taps into the booming mobile "casual game" market.
- ***Cosmic Prime*** – A PC-first RPG anticipated to launch on Steam in early 2025, offering a unique blend of arcade-style combat and deep character development. This premium title caters to a highly engaged PC gaming audience.

Making Fun is ready to fuel our growth and solidify our position in the gaming space with a distinctive PC + mobile cross-platform approach. With a proven track record, a passionate team, and a slate of captivating new titles poised to launch in the next 6–12 months, we believe we're on track to become a major player in the gaming industry.

SEC Recent Filing

Offering Circular

Offering Memorandum

Financials

Risks


Invest in
Making Fun
Join us on this thrilling journey to become a major force in the gaming industry

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 10% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 15% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 20% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks | 25% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 30% bonus shares

By continuing to support our profitable live titles, *Eternium* and *Hidden Express*, we ensure a steady stream of revenue and maintain a loyal player base. But that's just the foundation. With three exciting new games on the horizon, we're aiming to quickly multiply our revenue tenfold. This ambitious growth plan doesn't require an endless stream of investment; we're confident in achieving profitability with our existing capital. Strategic fundraising will allow us to scale operations and marketing to achieve our full potential in becoming a major player in the lucrative video game software landscape.

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $5,000+ between day 25 - 30 and receive 10% bonus shares

Flash Perk 2: Invest $5,000+ between day 40 - 45 and receive 10% bonus shares

Imagine a future where *Eternium*, *Astera*, *Cosmic Prime*, *Hidden Express*, and other titles burst with fresh content, where players explore vast new environments and forge bonds with an expanded cast of companions. We're crafting worlds of stunning visuals, captivating stories, and endless replayability. This is the future we're building, with respect for and in partnership with our loyal fan base, and we invite you to be a part of it.

Amount-Based Perks

Tier 1 Perk: Invest $1,000+ and receive $100 worth of Gems in Eternium.

Tier 2 Perk: Invest $5,000+ and receive 5% bonus shares + an investor badge on the Forums + access to a special channel for investors to interact with Making Fun management on the Eternium Discord server + lower tier game perks.

Invest in Making Fun today.

Tier 3 Perk: Invest $10,000+ and receive 10% bonus shares + an investors welcome gift package in Astera and/or Cosmic Prime + lower tier game perks.

Tier 4 Perk: Invest $20,000+ and receive 15% bonus shares + a cosmetic item unique for major investors in Astera or Cosmic Prime +

Tier 4 Perk: Invest $20,000+ and receive 15% bonus shares + a cosmetic item unique for major investors in Astera or Cosmic Prime + lower tier game perks.

Tier 5 Perk: Invest $50,000+ and receive 20% bonus shares + help us plan a new questline for Eternium, Astera or Cosmic Prime + lower tier game perks.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Making Fun will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Preferred Stock at $0.91 / share, you will receive 110 shares of Preferred Stock, meaning you'll own 110 shares for $91. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and Loyalty Perk in addition to the aforementioned bonus.

Irregular Use of Proceeds
Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

ALL UPDATES

10.17.24

+10% bonus shares!

Quick update to let you know we have a "Flash Perk" active for the next ~3 days where investments of $5K+ receive **+10% bonus shares**!! Let me know if you have any questions.

Here's the link to the Making Fun campaign page on StartEngine:
https://www.startengine.com/offering/making-fun

Best,

John Welch
founder/CEO @ Making Fun

10.15.24

Introducing Cosmic Prime: Dimensions!

We promised to post updates about each of the new games. Here's the first.

Cosmic Prime: Dimensions has a new website. It looks best on a PC, where the site has some fun animations. From there, follow the link to Wishlist Now On Steam, taking you to the new Steam preview page, which has info, screenshots, and a teaser video that shows how the game will look and play. Please watch the video full screen and with sound on!

Steam is the dominant digital distribution platform for PC games, with over 120 million monthly active players. It provides a vast library of titles and a thriving community. Steam has transformed the way players discover, purchase, and enjoy games.

We have big plans in store for *Cosmic Prime*. Imagine an epic new sci-fi / fantasy universe like *Star Wars* or *Marvel*, but created and curated by its fans. It all starts with this first game, a roguelite action RPG on Steam.

Our strategy is to get *Dimensions* to market sooner rather than later and build from there in close partnership with its creator and player fan community. We wish to keep the game accessible, thus a price point in the $15-20 range. We believe we can quickly sell 50-100K units, which will fund the next stage of development as we push to sell over a million units of the base game in the first few years. This modest level of success will set us up well to achieve the grand vision of a popular IP spanning not only many games, but many types of media and consumer products.

Today, we would label development of *Dimensions* as "late pre-alpha". It is not yet feature-complete, but most of the core systems are in place.

- Core combat system

- Customizable dual weapon system for characters

- Flexible and expandable ability and skills systems

- Full gamepad support with mouse and keyboard soon

- Shaders ready to support full art production

- Many biomes & props created, now building levels

- System for player-character customization

- Progressing on UI-UX implementation

The first four items above were critical accomplishments. Having completed the core combat, weapons, skills, and input systems, we are confident that we have a game that is extremely fun to play.

More recently, we have hit important milestones on the art pipeline, for example settling on how we will implement shaders to establish the look and feel of the game. With the basics of several diverse environments in place, we are starting to assemble gameplay levels to better test and iterate on the combat, weapons, and skills systems.

Our next big milestone will be our first Alpha test with external players, targeted for December. Between now and then, we plan to release additional gameplay videos to keep you updated.

Thanks for following our progress.

Please visit the Making Fun campaign page on StartEngine!

Regards,

John Welch
founder/CEO @ Making Fun

09.30.24

Flash Perk!

Hello Making Fun Followers on StartEngine!

We have a Flash Perk running now through Thursday where investments of at least $5K will receive +10% shares. Please check it out soon - this bonus is active only until 9am CST on Friday Oct 04.

Stay tuned for exciting updates coming soon about our new games. The next update is focused on **Cosmic Prime** including a sneak peak at the new shader work coming out of our art department.

The following update will focus on **Astera**, including the worldwide release of our first high resolution CGI trailer showcasing a battle between a hero of the Eternal Watchers and one of the alien invaders using the actual 3D models from the game.

Visit the Making Fun campaign page on StartEngine!

Regards,

John Welch
founder/CEO @ Making Fun

09.20.24

How do we make money with a "free to play" game?

This is a great time to download and play **_Eternium_** if you want to learn more about our business.

Eternium is a "free to play" game. That means you can download it for free from the App Store, Google Play, Steam, the Microsoft Store, or the Amazon Appstore.

Wait, how do we make money if our games are free? Funny you ask! On a call today one of my team members said "If you aren't the customer, then you are the product!" - meaning if you aren't paying for something then advertisers are paying to get at you.

While that is generally true, even in gaming, it isn't true in our games, which have no ads.

Most people will literally spend nothing in our games. I know, I know, it makes me cry. If only everyone paid just a little bit the industry would be so much better for players and for companies like ours! Alas, it isn't so.

In _Eternium_, players have the opportunity to spend a little bit of money to gain power more quickly. While every item in the game is accessible "eventually" without spending, there are a lot of items in the game and if you want a particular item - or six items in a particular armor set that offers a really cool power effect if 2 / 4 / 6 items in that set are equipped - then spending can make things a lot more enjoyable.

We cannot take this "opportunity" to monetize too far. Extreme generosity in the economy is one reason why **_Eternium_ is one of the highest rated apps on the App Store and Google Play, with 4.8 stars**. We are super proud that players love the game and these high ratings are a reason we get so many organic installs each day.

We are excited to see a steady improvement in all KPIs (key performance indicators) since we started actively updating the game in early 2023. (There was a lull in new development after the original devs at Dream Primer started working on _Astera_ and before the Making Fun studio resumed development.)

- Retention (% of people coming back after a day / week / month) is **up a few %**.

- ARPPU (average revenue per paying user) is **up 36.5% over the past 18 months**.

- ARPDAU (average revenue per daily active user) is **up 59% in the past 18 months**!!!

I particularly love the combination of these KPIs. Think about it: more people are enjoying the game enough to spend more money both on a per-person basis and a per-day basis.

The thing about "free to play" games in general - and _Eternium_ in particular - is they really are more fun if you spend money. We work incredibly hard to encourage people to spend just a little - the rewards are huge!

Some games put as much or more effort into getting people to spend a huge amount of money. That's not our thing. We won't say no if people want to spend a lot, but it isn't necessary.

You want to see the proof that Eternium isn't "pay to win" like some games? Look for Vergisi on the mage leaderboards. I have access to anything in the game for free, and I'm lucky if I can break Trial 100. You still need to be good to be on top. A lot of players are way better than me - without spending!

We are doubling down on the strategy of "no pay to win" with our new games. But this post is getting long so I'll save that for another day.

Curious to hear what you think about this business model and happy to answer any questions!

John W.
founder/ceo @ making fun

09.12.24

Great Momentum After First Week!

Thank you for adding **Making Fun** to your watchlist on StartEngine. We will use this channel for periodic updates during and after the equity crowdfunding campaign. We have some really substantial product development updates coming so please stay tuned.

We are excited to report that after one week we have raised over $50,000! Even better, a very high percentage of the amount raised comes from previous investors that decided to increase their support for the company. This renewed confidence of previous investors is extremely inspiring to our team. Thank you!

As a reminder, we are now halfway through the "early bird" phase of the campaign where there are fantastic perks available. Please visit the campaign page for more information.

John Welch
CEO & Founder @ Making Fun

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Making Fun.

10% **Stack Venture Club & Rewards!**
Members get an extra 10% shares in addition to rewards below!

Venture Club

Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$1,000

Tier 1 Perk

Invest $1,000+ and receive $100 worth of Gems in Eternium.

Select

$5,000

Tier 2 Perk

Invest $5,000+ and receive 5% bonus shares + an investor badge on the Forums + access to a special channel for investors to interact with Making Fun management on the Eternium Discord server + lower tier game perks.

Select

$10,000

Tier 3 Perk

Invest $10,000+ and receive 10% bonus shares + an investors welcome gift package in Astera and/or Cosmic Prime + lower tier game perks.

Select

$20,000

Tier 4 Perk

Invest $20,000+ and receive 15% bonus shares + a cosmetic item unique for major investors in Astera or Cosmic Prime + lower tier game perks.

Select

$50,000

Tier 5 Perk

Invest $50,000+ and receive 20% bonus shares + help us plan a new questline for Eternium or one of the upcoming games + lower tier game perks.

Select

JOIN THE DISCUSSION



What's on your mind?

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Avon Brown
a month ago

Regarding Revenue and Sales
...
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JW

John Welch
Making Fun • a month ago

Hello and thank you for the questions!
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WC

W Kim Colich
2 months ago

Hi, Hi, I like what I'm reading. But why have you set your minimum investment amount so HIGH?! Did ...
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JW

John Welch
Making Fun • a month ago

Thank you for your feedback. We'll keep it in mind for future campaigns....
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Sam Peurifoy
2 months ago

Great team, excited to see the new products roll out!

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John Welch ✓
Making Fun • a month ago

Thanks, Sam!
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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

[opening displays the animated Making Fun logo]

[John's voice over video montage of several games]

Making Fun is an independent video game development and publishing company. We have been passionately creating interactive entertainment on mobile and PC platforms for fifteen years.

[John talking on camera]

Hi, I'm John Welch, founder and CEO of Making Fun. Video games are a fun business and I am fortunate to have spent most of my career making them. It is also a massive business, with consumer spending on video game software alone - not counting things like advertising or console hardware - just video game software - exceeding $183 billion last year.

https://newzoo.com/resources/blog/last-looks-the-global-games-market-in-2023#:~:text=The%20global%20games%20market%20generated,to%20grow%20again%20in%202023.

My team and I are thrilled to be raising capital on StartEngine to power our next set of games, which are slated to launch over the next 6 to 12 months.

[Transition shows the Eternium logo]

[John talking over video of Eternium]

We are committed to innovation, which inspires our team and creates the opportunity for outsized and long-lasting winners. Eternium was what we believe to be the first super high-quality 3D action role-playing game on mobile phones. This helped it to earn the coveted Editors Choice distinction on Google Play and over 41 million downloads across all platforms. We launch new content and features in Eternium monthly.

[Transition shows the Hidden Express logo]

[John talking over video of Hidden Express]

A very different type of game for a different audience, Hidden Express once boasted over 300,000 daily players on Facebook on PC. It has almost 4,500 levels, with more launching each week. We are leveraging this immense content catalog in a brand-new mobile version of Hidden Express, which will launch later this year. With it, we hope to recapture some of the lucrative casual gaming audience that has left the PC platform in favor of playing games on mobile phones.

[John talking on camera]

Eternium and Hidden Express have been live for 10 years and have driven over $25 million in revenue to Making Fun. They are still in active development today, and still provide over a hundred thousand dollars per month to Making Fun. Most importantly, they prove our capabilities as a developer and publisher and our commitment to players to provide high quality entertainment at a reasonable price.

That said, the reason to be excited about Making Fun now is not the $25 million from our older games but rather our drive to surpass that with our new slate of games. I already mentioned the upcoming mobile version of Hidden Express. Here's a sneak peak at our next two games.

[Transition shows the Astera logo]

[John talking over video of Astera]

Astera is our most ambitious title yet. It is a beautiful new game from the ultra-talented team at Dream Primer, the original creators of Eternium. Astera is a large, multiplayer, open world game. You can choose to play alone or cooperatively. In either case, you will also be surrounded by other players. Multiplayer games tend to be more viral and players tend to be more willing to invest in their characters' appearance and performance. They can also last a very long time. Consider World of Warcraft, which is more than 20 years old and still has millions of paying subscribers.

https://www.ign.com/articles/world-of-warcraft-subscription-numbers-are-higher-now-than-at-expansion-launch-in-a-franchise-first

https://www.prnewswire.com/news-releases/wow-reports-fourth-quarter-and-full-year-2023-results-302087319.html#:~:text=Total%20Revenue%20was%20%24168.8%20million,the%20corresponding%20periods%20in%202022.

[Transition shows the Cosmic Prime: Dimensions logo]

[John talking over video of Cosmic Prime]

Balancing the large investment in Astera, we are also working on a very exciting, smaller scope title called Cosmic Prime: Dimensions. This is a new intellectual property featuring a cast of characters we have been dreaming up for a long time, some of which appeared in our live game Runestrike. Cosmic Prime will first launch on Steam, the leading PC gaming portal with 132 million monthly active users. [reference] We are also in conversations to see it launch on console platforms.

https://backlinko.com/steam-users

[John talking on camera]

Making Fun is headquartered in the San Francisco Bay Area. We have developers in Argentina and Uruguay plus the Dream Primer studio in Romania. We have been operating globally to find the best talent throughout our 15 year history.

Our company is owned by our employees and a small group of friendly investors. The investor group includes several notable game industry founders and CEOs as well as many Eternium players from our first community round. We would be thrilled to have you join us on this journey!

[Close with the animated Making Fun logo]

https://backlinko.com/steam-users

https://www.prnewswire.com/news-releases/wow-reports-fourth-quarter-and-full-year-2023-results-302087319.html#:~:text=Total%20Revenue%20was%20%24168.8%20million,the%20corresponding%20periods%20in%202022.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

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- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

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- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

THIRD AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION

OF

MAKING FUN, INC.
A DELAWARE STOCK CORPORATION

Making Fun, Inc. (the "Corporation"), a corporation organized and existing under the laws of the State of Delaware, does hereby certify that:

A. The name of the Corporation is Making Fun, Inc. The Corporation's original Certificate of Incorporation was filed with the Secretary of State of Delaware on December 28, 2009, an Amended and Restated Certificate of Incorporation was filed with the Secretary of State of Delaware on November 25, 2013, a Certificate of Amendment was filed with the Secretary of State of Delaware on July 9, 2018 and a Second Amended and Restated Certificate of Incorporation was filed with the Secretary of State of Delaware on December 12, 2022.

B. This Third Amended and Restated Certificate of Incorporation (the "Restated Certificate") was duly adopted in accordance with Sections 242 and 245 of the Delaware General Corporation Law. The affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of the shares of the capital stock have voted in favor of this Restated Certificate and the filing hereof has been approved by resolution of unanimous consent of the Board of Directors of the Corporation in accordance with Section 228 of the Delaware General Corporation Law, and restates, integrates and further amends the provisions of the Corporation's Certificate of Incorporation.

C. The text of the Second Amended and Restated Certificate of Incorporation of this Corporation is hereby amended and restated in its entirety to read as follows:

ARTICLE ONE: Name of Corporation

The name of the corporation is Making Fun, Inc.

ARTICLE TWO: Purpose

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law.

ARTICLE THREE: Registered Agent and Office

The Registered Office of the Corporation in the State of Delaware is located at 8 The Green Ste B, Dover, Delaware 19901 in the County of Kent. The name of the initial Registered Agent at such address upon whom process against the Corporation may be served is Northwest Registered Agent Service, Inc.

ARTICLE FOUR: Capitalization

A. Authorized Capital Stock

The Corporation is authorized to issue Twenty-Five Million (25,000,000) shares of capital stock across three classes of stock as follows:

Two Million (2,000,000) shares of Class A Non-Voting Common Stock, par value $0.00001 per share

Seventeen Million (17,000,000) shares of Class B Voting Common Stock, par value $0.00001 per share

Six Million (6,000,000) shares of Preferred Stock, par value $0.00001 per share

All shares of Preferred Stock presently authorized under this Restated Certificate shall be designated as "Series Seed Preferred Stock."

The Board of Directors may determine and alter the classes, series, rights, preferences, privileges, limitations and restrictions granted to, and imposed upon, any wholly unissued shares. The Board of Directors (within the limits and restrictions of any resolution adopted by it originally fixing the number of shares of any class or series) may increase or decrease the number of shares of any such class or series after the issue of shares of that class, but not below the number of then outstanding shares of such series or class, including to accommodate for the conversion of shares from one class to another.

B. Series Seed Preferred Stock Rights, Privileges & Preferences.

    1. Liquidation.

        (a) Preference. In the event of a Liquidation Transaction (as defined below), the holders of Series Seed Preferred Stock shall be entitled to be paid one (1) times their effective purchase price per share plus any accrued but unpaid dividends (as adjusted for bonus shares issued at purchase, stock splits, stock dividends, reclassification and the like) as of the date of such liquidation or dissolution or such other winding up, in cash or in property taken at its fair value as determined by the Board of Directors, or both, at the election of the Board of Directors. If such payment shall have been made in full to the holders of Series Seed Preferred Stock, the remaining assets and funds of the Corporation shall be distributed among the holders of Common Stock. If, upon any such liquidation, dissolution or other winding up of the affairs of the Corporation, the net assets of the Corporation distributable among the holders of all outstanding Series Seed Preferred Stock shall be insufficient to permit the payment in full to such holders, then the entire net assets of the Corporation shall be distributed among the holders of Series Seed Preferred Stock ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

        (b) Deemed Liquidation. For purposes of this Section 1, a liquidation, dissolution, or winding up of the Corporation shall be deemed to occur if the Corporation shall sell, convey, lease, exclusively license or otherwise dispose of all or substantially all of its property or business, merge with or into or consolidate with any other corporation, limited liability company or other entity (other than a wholly-owned subsidiary of the Corporation), or there shall occur any transaction or series of related transactions to which the Corporation is a party in which in excess of fifty percent (50%) of the Corporation's voting power is transferred (other than a transaction or series of related transactions principally for bona fide equity financing purposes in which cash is received by the Corporation or any successor or indebtedness of the Corporation is cancelled or converted or any combination thereof) (any such transaction, a "Liquidation Transaction"), provided that none of the following shall be considered a Liquidation Transaction: (i) a merger effected exclusively for the purpose of changing the domicile of the Corporation, (ii) an equity financing in which the Corporation is the surviving corporation, or (iii) a transaction in which the stockholders of the Corporation immediately prior to the transaction own 50% or more of the voting power of the surviving corporation following the transaction. In the event of a merger or consolidation of the Corporation that is deemed pursuant to this section to be a Liquidation Transaction, all references in this

Section 1 to "assets of the Corporation" shall be deemed instead to refer to the aggregate consideration to be paid to the holders of the Corporation's capital stock in such merger or consolidation. Nothing in this subsection 1(b) shall require the distribution to stockholders of anything other than proceeds of such transaction in the event of a merger or consolidation of the Corporation.

(c) <u>Valuation of Consideration</u>. In the event of a Liquidation Transaction, if the consideration received by the Corporation is other than cash, its value will be determined in good faith by the Board of Directors.

(d) <u>Payments apart from Distribution to Shareholders</u>. Nothing in this <u>Section 1</u> shall limit the Corporation from negotiating payments to its management, employees and contractors as a component of a Liquidation.

2. <u>Conversion Rights</u>. Series Seed Preferred Stock shall be convertible into Common Stock as follows:

(a) <u>Optional Conversion</u>. Provided that an exemption from registration under the Securities Act of 1933, as amended, and an exemption from registration or qualification under applicable state securities or "blue sky" laws is then available, any share of Series Seed Preferred Stock shall be convertible at the election of the holder thereof, at any time and from time to time, into one (1) fully paid and nonassessable share of Common Stock.

(b) <u>Automatic Conversion</u>. Each outstanding share of Series Seed Preferred Stock shall automatically be converted, without any further act of the Corporation or its stockholders, into one (1) fully paid and nonassessable share of Common Stock immediately prior to the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended, covering the offer and sale of the Corporation's Common Stock, the public offering price of which was not less than $15,000,000 in the aggregate (a "Qualified Public Offering").

3. <u>Dividends, Splits, Distributions.</u> If any dividend is declared, holders of Series Seed Preferred Stock shall be entitled to receive dividends at a rate per share at least equal to the dividend rate per share payable on Common Stock. In the event of any stock split, dividend, or distribution of Common Stock, holders of Series Seed Preferred Stock shall receive the same number of shares of Common Stock or other securities as would be received by holders of Common Stock, pro rata based on their respective holdings on an as-if-converted basis. Any such distribution shall be made in a manner that does not reduce the rights or preferences of holders of Series Seed Preferred Stock.

4. <u>Voting and Notice Rights</u>. Except as expressly provided by a stock purchase agreement, this Restated Certificate or as provided by law, the holders of Series Seed Preferred Stock shall have the same voting rights as the holders of Common Stock and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation, and the holders of Common Stock and Series Seed Preferred Stock shall vote together as a single class on all matters. Each holder shall be entitled to one vote for each share of Common Stock or Series Seed Preferred Stock held.

5. <u>Creation of Additional Classes of Preferred Stock</u>. The Corporation may, from time to time, authorize and issue additional classes of Preferred Stock, with such designations, preferences, and rights as may be determined by the Board of Directors in its sole discretion, including providing such additional classes of Preferred Stock with rights superior to the rights of the holders of Series Seed Preferred Stock, including and not limited to Liquidation Preferences, Conversion Rights, Dividends, Splits, and Distributions.

6. <u>No Impairment</u>. The Corporation will not, by amendment or restatement of its Certificate of Incorporation, through any reorganization, recapitalization, transfer of assets, consolidation, merger,

dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all the provisions of this **Section B** and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights of the holders of Series Seed Preferred Stock against impairment. Notwithstanding the foregoing, nothing herein shall limit the Corporation's rights to create additional classes of Preferred Stock as described in the preceding paragraph.

ARTICLE FIVE: Indemnification

The corporation shall indemnify its directors, officers, employees and agents to the fullest extent provided by the Delaware General Corporation Law now or hereafter in force, including the advance of expenses under the procedure provided by such laws. Any amendment, repeal or modification of any of the foregoing provisions of this Article shall not adversely affect any right or protection of a director, officer, agent or other person existing at the time of, or increase the liability of any person with respect to any acts or omissions of such person occurring prior to, such amendment, repeal or modification.

ARTICLE SIX: Personal Liability

No Person who was or is a director of the Corporation shall be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived any improper personal benefit. If the Delaware General Corporation Law is amended after the effective date of this Certificate of Incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law. No amendment, modification or repeal of this Article shall adversely affect the rights and protection afforded to a director of the corporation under this Article for acts or omissions occurring prior to such amendment, modification or repeal.

ARTICLE SEVEN: Amendments

The Corporation reserves the right to amend or repeal any provision contained in this Restated Certificate in any manner now or hereafter permitted by law. No vote of the stockholders shall be required to effect further amendments or restatements of the Corporation's Certificate of Incorporation or this Restated Certificate for amendments and restatements authorized by Section 242(a) of the Delaware General Corporation Law and subject to the requirements of Section 242(b) of the Delaware General Corporation Law.

ARTICLE EIGHT: Board of Directors

All corporate powers shall be exercised by the Board of Directors of the Corporation, except as otherwise specifically required by law or as otherwise provided in this Restated Certificate. Except as otherwise provided in this Restated Certificate, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, amend or repeal any or all of the Bylaws of the Corporation. Elections of directors need not be made by written ballot unless the Bylaws of the corporation shall so provide.

ARTICLE NINE: **Meetings of Stockholders**

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the Delaware General Corporation Law) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws.

IN WITNESS WHEREOF, Making Fun, Inc. has caused this Third Amended and Restated Certificate of Incorporation to be executed by its Chief Executive Officer this 29th day of August, 2024.

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John R. Welch, Chairman & CEO